SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                           INFORMATION TO BE INCLUDED
                               IN STATEMENTS FILED
                            PURSUANT TO RULE 13d-1(a)
                          AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)


                                 NaviSite, Inc.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)

                                    63935M109
                                 (CUSIP Number)

                                 Greg Underwood
                          ClearBlue Technologies, Inc.
                          100 First Street, Suite 2000
                         San Francisco, California 94105
                                 (415) 869-7100

            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                December 12, 2002
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

                         (Continued on following pages)

--------------------------------------------------------------------------------
CUSIP NO.
63935M109


--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Technologies Equity, Inc.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)
             [X]
             (b)
             [
             ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7. SOLE VOTING POWER
  NUMBER OF                                          0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                                           0
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                            0
    WITH          --------------------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                                     0
                           -----------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         0
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [  ]
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Finance, Inc.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a)
                    [X]
                    (b)
                    [
                    ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7. SOLE VOTING POWER
  NUMBER OF                                          0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                                           173,435,897 (See Item 5)
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                            0
    WITH          --------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER 173,435,897 (See
                                    Item 5)
                           -----------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         173,435,897 (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [  ]
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.96% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Technologies, Inc.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)
          [X]
          (b)
          [
          ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                                0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                         173,435,906 (See Item 5)
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                  0
    WITH          --------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER 173,435,906 (See
                                    Item 5)
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         173,435,906 (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [  ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.96% (See Item 5)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ClearBlue Atlantic, LLC.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)
       [X]
       (b)
       [
       ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.      SOLE VOTING POWER
  NUMBER OF                        121,658,985
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                         295,094,891 (See Item 5)
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                          121,658,985
    WITH          --------------------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER 295,094,891 (See
                                    Item 5)
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         295,094,891 (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [  ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         83.3% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
 -------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Atlantic Investors, LLC.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)
       [X]
       (b)
       [
       ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)
     [  ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7. SOLE VOTING POWER
  NUMBER OF                                          121,658,985
    SHARES                 -----------------------------------------------------
BENEFICIALLY                        8.      SHARED VOTING POWER
  OWNED BY                                           295,094,891 (See Item 5)
    EACH          --------------------------------------------------------------
 REPORTING                          9.      SOLE DISPOSITIVE POWER
   PERSON                                            121,658,985
    WITH          --------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER 295,094,891 (See
                                    Item 5)
                           -----------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         295,094,891 (See Item 5)
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [  ]
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         83.3% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
 -------------------------------------------------------------------------------

                         Amendment No. 2 to Schedule 13D

         This statement constitutes Amendment No. 2 to the Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock") of NaviSite, Inc. (the "Issuer") filed jointly by ClearBlue Technologies Equity, Inc., ("CBTE"), ClearBlue Finance, Inc. ("CBF"), and ClearBlue Technologies, Inc. ("ClearBlue") on September 18, 2002. This statement is being filed in order to amend Items 2, 4, 5 and 7 of the Schedule 13D and to add ClearBlue Atlantic, LLC, ("ClearBlue Atlantic") a Delaware limited liability company which owns approximately 76% of the equity of ClearBlue, and Atlantic Investors, LLC, ("Atlantic Investors") a Delaware limited liability company which is the Managing Member of ClearBlue Atlantic as parties.

Item 2.  Identity and Background.
         -----------------------

         ClearBlue Atlantic has a principal place of business at 20 East 66th Street, New York, New York 10021. ClearBlue Atlantic is a holding company. To the best of ClearBlue Atlantic's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizen of each director and executive officer, controlling person and director and executive officer of any corporation ultimately in control of ClearBlue Atlantic is set forth on Exhibit A hereto.

         Atlantic Investors has a principal place of business at 120 East 66th Street, New York, New York 10021. Atlantic Investors is a holding company. To the best of Atlantic Investor's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizen of each director and executive officer, controlling person and director and executive officer of any corporation ultimately in control of Atlantic Investors is set forth on Exhibit A hereto.

         During the past five years, none of CBTE, CBF, ClearBlue, ClearBlue Atlantic, Atlantic Investors and to their knowledge, any individual listed on Exhibit A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of the Transaction.
         --------------------------

         In addition to the prior disclosures of CBTE, CBF and ClearBlue in Item 4 of Schedule 13D, ClearBlue hereby discloses that it is currently evaluating the possibility of a business combination involving ClearBlue, its affiliated entities and the Issuer. However, the parties currently have no plan for such business combination and there can be no assurance that a business combination will happen in the future.

     Pursuant to a debt restructuring transaction between ClearBlue and the Issuer on December 12, 2002, (i) CBF converted $20 million of the 12% convertible note (the "Note") of the Issuer into 76,923,076 shares of Common Stock, (ii) the Issuer issued 7,449,740 shares of Common Stock as a payment of interest on the Note for the period ended December 31, 2002, (iii) CBF waived the right to receive interest on the Note in calendar year 2003, (iv) the warrants to acquire 5,203,252 shares of Common Stock owned by CBTE were cancelled, (v) CBTE and CBF distributed all of the shares of Common Stock that it owned to ClearBlue, and (vi) on December 13,2002 ClearBlue distributed all of its shares of Common Stock (except for 9 shares of Common Stock which it retained) to its shareholders, ClearBlue Atlantic, Hewlett-Packard Financial Services Company, CMGI, Inc. and Denis Martin, on a pro rata basis according to its shareholders' ownership of ClearBlue.



Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) For purposes of Rule 13d-3 of the Exchange Act, CBTE, CBF, ClearBlue and ClearBlue Atlantic beneficially own 295,094,891 shares of Common Stock, representing approximately 83.3% of the outstanding shares of Common Stock. This percentage is based on the number of shares of Common Stock issued and outstanding as of December 12, 2002 as reported on the Issuer's Form 10-Q for the fiscal quarter ended October 31, 2002.
         Of these shares of Common Stock, 121,658,985 shares of Common Stock were distributed to ClearBlue Atlantic as described in Item 4 above, 9 shares of Common Stock are held by ClearBlue and 173,435,897 shares represent the number of shares of Common Stock that CBF has a right to acquire through conversion of the principal amount of a 12% convertible note, dated as of November 8, 2001, of the Issuer representing approximately $45 million aggregate principal amount.

(b) ClearBlue Atlantic and Atlantic Investors share the power to vote and to dispose of the Common Stock. (c) Except as set forth in Item 4 and above in this Item 5, no transactions in the Common Stock have been effected during the past 60 days by CBTE, CBF, ClearBlue, ClearBlue Atlantic, Atlantic Investors or, to the best of their knowledge, by any of the persons named in Exhibit A.
         (d)  Not Applicable.
         (e)  Not Applicable.

Item 7.  Material To be Filed as Exhibits.
         --------------------------------

Exhibit A: Officers and Directors of CBTE, CBF, ClearBlue, ClearBlue Atlantic and Atlantic Investors.

Exhibit B: Joint Filing Agreement dated as of September 16, 2002 between CBTE, CBF and ClearBlue.*

Exhibit C:        The Note and Stock Purchase Agreement dated as of September
11, 2002 between CMGI and ClearBlue.*

Exhibit D:        The Note and Stock Purchase Agreement dated as of September
11, 2002 between HPFS and ClearBlue.*

Exhibit E:        Joint Filing Agreement dated as of December 20, 2002 between
CBTE, CBF, ClearBlue, ClearBlue Atlantic and Atlantic Investors.



* Incorporated by reference to the Schedule 13D filed by ClearBlue on September 18, 2002.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   December 20, 2002

CLEARBLUE TECHNOLOGIES EQUITY, INC.


By:  /s/ Mark Lambourne___________
Name: Mark Lambourne
Title: President


CLEARBLUE FINANCE, INC.


By:_ /s/ Mark Lambourne__________
Name: Mark Lambourne
Title:  President

CLEARBLUE TECHNOLOGIES, INC.


By:  _ /s/ Mark Lambourne__________
Name:  Mark Lambourne
Title:    President

                             CLEARBLUE ATLANTIC LLC

By: Atlantic Investors, LLC, its Managing Member

By Madison Technology LLC, a Managing member

By:  _/s/ Arthur Becker_________________
Name: Arthur Becker
Title:    Managing Member

ATLANTIC INVESTORS LLC

By: Madison Technology LLC, a Managing Member

By:  _/s/ Arthur Becker_________________
Name:  Arthur Becker
Title:    Managing Member

                                                                     EXHIBIT A


                             OFFICERS AND DIRECTORS
                                       OF
                       CLEARBLUE TECHNOLOGIES EQUITY, INC.


Name X                                     Business Address        Principal Occupation
Gabriel Ruhan (United Kingdom)                    XX               Vice President and Director
Andrew Ruhan (United Kingdom)                     XX               Director
Arthur Becker                                     XX               Director
Mark Lambourne (United Kingdom)                   XX               President, Secretary, Chief Financial Officer, Treasurer
                                                                   and Director




x         All the Executive Officers and Directors of CBTE are U.S. citizens unless otherwise indicated.

xx        100 First Street, Suite 2000, San Francisco, California 94105








                                                    OFFICERS AND DIRECTORS
                                                              OF
                                                   CLEARBLUE FINANCE, INC.

Name x                                     Business Address        Principal Occupation
Gabriel Ruhan (United Kingdom)                    XX               Vice President and Director
Andrew Ruhan (United Kingdom)                     XX               Director
Arthur Becker                                     XX               Director
Mark Lambourne (United Kingdom)                   XX               President, Secretary, Chief Financial Officer, Treasurer
                                                                   and Director



x         All the Executive Officers and Directors of CBF are U.S. citizens unless otherwise indicated.

xx        100 First Street, Suite 2000, San Francisco, California 94105






                                      OFFICERS AND DIRECTORS
                                                OF
                                    CLEARBLUE TECHNOLOGIES, INC.


Name X                                     Business Address        Principal Occupation
Gabriel Ruhan (United Kingdom)                    XX               Chief Financial Officer, Treasurer, Secretary and Director
Andrew Ruhan (United Kingdom)                     XX               Chief Executive Officer and Director
Arthur Becker                                     XX               Vice President and Director
Mark Lambourne (United Kingdom)                   XX               President and Director



x         All the Executive Officers and Directors of ClearBlue are U.S. citizens unless otherwise indicated.

xx        100 First Street, Suite 2000, San Francisco, California 94105


                             OFFICERS AND DIRECTORS
                                       OF
                             CLEARBLUE ATLANTIC, LLC


Name                            Business Address        Principal Occupation
Atlantic Investors, LLC         20 East 66th Street        Managing Member
                                2nd Floor
                                New York, NY 10021

                             OFFICERS AND DIRECTORS
                                       OF
                             ATLANTIC INVESTORS, LLC


Name                                Business Address        Principal Occupation
Madison Technology, LLC             20 East 66th Street          Managing Member
                                    2nd Floor
                                    New York, NY 10021
Unicorn Worldwide Holdings Limited  Craigmuir Chambers           Managing Member
                                    P.O. Box 71
                                    Roadtown, Tortola
                                    British Virgin Islands

                                                                     EXHIBIT E

                             Joint Filing Agreement
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of Clearblue Technologies Equity, Inc., a Delaware corporation ("CBTE"), ClearBlue Finance, Inc., a Delaware corporation ("CBF"), ClearBlue Technologies, Inc., a Delaware corporation ("ClearBlue), ClearBlue Atlantic, LLC, a Delaware limited liability company ("ClearBlue Atlantic") and Atlantic Investors, LLC, a Delaware limited liability company ("Atlantic Investors") agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of NaviSite, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings. Each of CBTE, CBF, ClearBlue, ClearBlue Atlantic and Atlantic Investors acknowledges that it is responsible for the timely filing of its own Statement on Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning itself contained therein and that, as contemplated by Section 13d-1(k)(1)(ii), no other person shall be responsible for the completeness or accuracy of the information concerning itself, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.




                                            CLEARBLUE TECHNOLOGIES EQUITY, INC.

Date: December 20, 2002        By:  /s/ Mark Lambourne___________
                                     Name: Mark Lambourne
                                     Title: President
                                            CLEARBLUE FINANCE, INC.

                                            By:  /s/ Mark Lambourne___________
                                     Name: Mark Lambourne
                                     Title: President

                                   CLEARBLUE TECHNOLOGIES, INC.

                                           By:  /s/ Mark Lambourne___________
                                     Name: Mark Lambourne
                                     Title: President

                                CLEARBLUE ATLANTIC LLC

                          By: Atlantic Investors, LLC, its Managing Member

                          By Madison Technology LLC, a Managing member

                          By:  _/s/ Arthur Becker________________
                          Name: Arthur Becker
                          Title:    Managing Member

                          ATLANTIC INVESTORS LLC

                          By: Madison Technology LLC, a Managing Member

                          By:  _/s/ Arthur Becker________________
                          Name:  Arthur Becker
                          Title:    Managing Member